

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

June 13, 2008

Mr. Jack L. Hollander, Senior Vice President
Atlas Resources Public #18 – 2008 Program
Atlas Resources, LLC
Westpointe Corporate Center One
1550 Coraopolis Heights Road
2nd Floor
Moon Township, Pennsylvania 15108

> **Re:** **Atlas Resources Public #17 – 2007 Program**
> **Registration Statement on Form S-1**
> **Filed May 15, 2008**
> **File No. 333-150925**

Dear Mr. Hollander:

We have reviewed your filing and have the following comments. We have not completed the engineering review. We may issue additional comments, if any, under a separate cover. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 filed May 15, 2008

Terms of the Offering, page 6

1.   Please define the term "nonbinding targeted subscriptions proceeds."

Atlas Resources, LLC Financial Statements

General

2.   We note to comply with Rule 8-07 of Regulation S-X you have presented audited financial statements of the Atlas Resources, LLC, the managing general partner of the limited partnership. It appears you should update the financial information of the general partner for the interim period ended March 31, 2008 given this entity's future involvement in the limited partnership subsequent to the closing of the offering.

Note 1- Nature of Operations, page F-14

Principles of consolidation, page F-14

3.   We understand that you are the managing general partner for the energy partnerships and that you proportionately consolidate your investments in these partnerships in your financial statements.

The guidance of EITF 04-5 requires a general partner to fully consolidate a limited partnership that it controls. Please explain to us how you concluded, as the general partner, that you do not control these partnerships in deciding that proportionate consolidation, rather than full consolidation, was appropriate.

4.   In addition, please tell us of any instances where your interests in the limited partnerships have exceeded 50%, whereas you would not otherwise qualify for equity method accounting, a condition for the use of proportionate consolidation of unincorporated legal entities under EITF 00-1.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracie Towner at (202) 551-3744 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding any accounting matters. Direct your questions regarding the engineering comments to Ronald Winfrey, Petroleum Engineer, at (202) 551-3704. Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, the undersigned (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: T. Towner
        J. Gallagher
        R. Winfrey
        C. Moncada-Terry